RESIGNATION
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I, John R. Muellerleile, the President, Secretary and a director of Fellows
Energy Ltd., a Nevada corporation, ("Company") hereby tender and submit my resignation as the President, Chief Executive Officer, Secretary and a director of the Company, such resignation to be effective upon this 5th day of January 2004.

/s/ John R. Muellerleile
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John R. Muellerleile